Gophr App Inc



ANNUAL REPORT

629 Ryan St.

Lake Charles, LA 70601

(833) 467-4748

Gophrapp.com

This Annual Report is dated June 4, 2024.

BUSINESS

Gophr App Inc ("Gophr" or the "Company") is a C-Corp organized under the laws of the state of Louisiana.

Gophr offers on-demand same-day, expedited, and scheduled delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform.

Our mobile marketplace app allows customers to shop a wide variety of local retail stores and receive same-day delivery, while our web-based merchant dashboard gives stores the ability to receive orders, manage inventory, and create deliveries.

The Gophr driver app powers our fleet, which consists of employees and independent contractors, with vehicles that range from compact cars and SUVs to trucks, trailers, and big rigs.

Our internal Gophr dashboard ties everything together and allows our team to oversee delivery logistics, manage store inventories, and provide customer support.

Our innovative supply chain solutions are very appealing to large national commercial and industrial supply companies, and the Gophr marketplace app empowers local brick-and-mortar stores to compete with e-commerce giants.

We also believe our multiple revenue streams will result in healthy top-line revenue, and the ability of our technology to scale will help minimize operating expenses and maximize profitability.

All intellectual property is owned and designed by Gophr App Inc. From our Web-based dashboard to our marketplace and driver applications in both Android and IOS formats.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,079,878.34

Number of Securities Sold: 18,288,313
Use of proceeds: Develop software, obtain merchant partnerships, brand awareness, day to day operations and salary expenses, legal fees and insurance.
Date: July 14, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

In 2023, we generated a total of $216,935 in gross revenue, a 5.4% decrease compared to 2022. This downtick resulted from the strategic decision to concentrate on our core business of courier service and freight transportation while discontinuing special projects like school lunches and furniture delivery.

Although this decision muted our top-line revenue for the year, we decreased our COGS by 22.2% and realized a 54% expansion of our gross profit margin to nearly 36%. Our total expenses decreased by 8.8% and our net loss decreased by 17.5% as we worked toward profitability. The 30% reduction in payroll expenses is attributed to the team forgoing salaries for the latter part of the year to conserve cash and keep the company moving forward.

We anticipate the focus on our higher-margin, lower-risk shipments will result in increased shipping fee revenue and have a positive long-term impact on our future performance and growth. For example, our average shipping fee of $91 in 2023 increased by 7% over the previous year. In the second half of 2023, our average shipping fee was $120 as our shift toward freight transportation and long-distance courier shipments increased.

We delivered 2,196 total shipments over 68,000 miles in 2023 and surpassed a new milestone of 7,000 total shipments delivered.

Our average monthly revenue growth rate was 7.8% in 2023 and is 35.4% since inception.

We also launched the new geographic market of Southeast Texas in the second half of the year, and the area has already generated 33 shipments and $8,500 in revenue from only seven customers. While resource constraints have prevented us from fully developing and marketing the area, it shows promise as a valuable market and an important hub in our future Gulf Coast regional expansion plans.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $30,200.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Chase Bank
Amount Owed: $24,429.00
Interest Rate: 15.49%
Maturity Date: September 14, 2024

Creditor: Newity PPP Loan
Amount Owed: $127,062.00
Interest Rate: 1.0%
Maturity Date: February 28, 2033
Waiting on full forgiveness. Should not have to pay this loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Warren Vandever

Warren Vandever's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO - Board Director - Founder - President
Dates of Service: April, 2019 - Present
Responsibilities: See to the day to day operations, planing and growth of the company. Salary in 2019-2020

$120,000/Year. Stop taking payroll in 2020 to ensure healthy growth and stability of the company and reduce the burn-rate. 2021 I started funding Gophr with personal funds, ($30,000/Month) to offset the deficit of revenue to payroll.

Other business experience in the past three years:

Employer: Embark
Title: Partner
Dates of Service: December, 2019 - Present
Responsibilities: Interviewing and coaching would be entrepreneurs.

Other business experience in the past three years:

Employer: Integrity Holdings
Title: Partner
Dates of Service: September, 2020 - Present
Responsibilities: License holder.

Other business experience in the past three years:

Employer: Signature Flooring
Title: Owner
Dates of Service: May, 2021 - Present
Responsibilities: No responsibilities

Name: Matt Sarradet

Matt Sarradet's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO - Secretary
Dates of Service: September, 2021 - Present
Responsibilities: Handle to field operations, organizing delivery drivers and logistics and strategic planning to implement tactical execution. Annual Salary $75,000, holds 3M shares

Position: Director of Merchant Ops
Dates of Service: July, 2019 - Present
Responsibilities: Onboarding new merchants into the Gophr platform, Salary $60,000

Other business experience in the past three years:

Employer: ASAP (Waiter Holdings)
Title: Director of Restaurant Operations
Dates of Service: October, 2015 - June, 2019
Responsibilities: Day to day operations management.

Name: David Soileau

David Soileau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer - Treasurer
Dates of Service: September, 2021 - Present
Responsibilities: Generate revenue for Gophr via generating sales, marketing, lining up partnerships and investments. Salary $75,000. holds 3M shares

Other business experience in the past three years:

Employer: Embark
Title: Partner
Dates of Service: December, 2019 - Present
Responsibilities: Interviewing and coaching would be entrepreneurs.

Other business experience in the past three years:

Employer: Integrity Holdings
Title: Partner
Dates of Service: September, 2020 - Present
Responsibilities: None

Other business experience in the past three years:

Employer: Signature Flooring
Title: Owner

Dates of Service: May, 2021 - Present
Responsibilities: None

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Warren Vandever
Amount and nature of Beneficial ownership: 206,711,687
Percent of class: 91.87

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,944,444 of Common Stock.

Common Stock

The amount of security authorized is 300,000,000 with a total of 225,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company, which utilized a third-party independent valuation report from Dr. Jeff Stevens. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of two years. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 24 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for on-demand same-day, expedited, and scheduled delivery services for retail, commercial, and industrial clients, all within one proprietary technology platform. Our revenues are therefore dependent upon the market for online shipping services. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Gophr App, Inc., was formed on April 23, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gophr App, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Gophr App Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gophr or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gophr could harm our reputation and materially negatively impact our financial condition and business. The Impact of Economic Conditions Our performance is subject to economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have an impact on discretionary consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. There is also a risk that if uncertain economic conditions persist for an extended period of time or worsen, consumers might make long-lasting changes to their discretionary spending behavior. The ability of the U.S. economy to handle this uncertainty is likely to be affected by many national and international factors that are beyond our control. These factors, including national, regional and local politics and economic conditions, disposable consumer income and consumer confidence, also affect discretionary consumer spending. Such a shift in consumer behavior may reduce our network liquidity and may harm our business, financial condition, and operating results. App Development and Maintenance Our reputation and ability to attract, retain, and serve our customers, drivers and merchants depend upon the reliable performance of the App and its underlying technical infrastructure, which is still being developed. Performance and Reliability of Internet, Mobile, and other Infrastructures Our business will depend upon the performance and reliability of Internet, mobile, and other infrastructures that are not under our control. Disruptions in Internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our products and offerings could interfere with the speed and availability of our platform. If our App is unavailable when customers attempt to access it, or if our App does not load as quickly as customers expect, users may not return to our App as often in the future, or at all, and may use our competitors' products or offerings more often. In addition, we will have no control over the costs of the services provided by national telecommunications operators. If mobile Internet access fees or other charges to Internet users increase, customer traffic may decrease, which may in turn cause our revenue to significantly decrease. Driver Shortages and Increases in Driver Compensation Driver shortages could require us to spend more to attract and retain drivers. We could face a challenge with attracting and retaining qualified drivers primarily due to intense market competition, which may subject us to increased payments for driver compensation. Also, because of the intense competition for drivers, we may face difficulty building, maintaining or increasing our number of drivers. If we are unable to attract and retain a sufficient number of drivers, we could face difficulty meeting customer order demands or be forced to forego business that would otherwise be available to us, which could adversely affect our profitability and ability to maintain or grow our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 4, 2024.

Gophr App Inc

By   /s/ *Warren Vandever*

        Name: Gophr App Inc

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Gophr

Statement of Cash Flows
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
OPERATING ACTIVITIES			
Net Income	-187,098.02	53,809.01	$ -133,289.01
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	14,895.10	-34,970.69	$ -20,075.59
Employee Cash Advances	-200.00		$ -200.00
Uncategorized Asset	2,240.00		$2,240.00
Software		41,654.50	$41,654.50
Accounts Payable (A/P)		-41,654.50	$ -41,654.50
Credit Card - Chase Bank W.V.	2,175.17	-1,877.59	$297.58
Louisiana Department of Revenue Payable	0.00	0.00	$0.00
Louisiana Use Tax Payable	-335.00		$ -335.00
Louisiana, Calcasieu Parish Payable	0.00	0.00	$0.00
Out Of Scope Agency Payable	0.00	0.00	$0.00
Stripe Loan Payable	26,700.00	6,600.00	$33,300.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	45,475.27	-30,248.28	$15,226.99
Net cash provided by operating activities	$ -141,622.75	$23,560.73	$ -118,062.02
INVESTING ACTIVITIES			
Computers and Equipment	-1,676.54		$ -1,676.54
Net cash provided by investing activities	$ -1,676.54	$0.00	$ -1,676.54
FINANCING ACTIVITIES			
PPP Loan		-249,942.00	$ -249,942.00
Common Stock	5,530.33	60,216.82	$65,747.15
Common Stock:Integrity Holdings	148,218.89	-3,000.00	$145,218.89
Owner's Investment	16,500.00	550.00	$17,050.00
Owner's Pay & Personal Expenses		-20.86	$ -20.86
Partner's Equity		150,000.00	$150,000.00
Retained Earnings	20.65		$20.65
Net cash provided by financing activities	$170,269.87	$ -42,196.04	$128,073.83
NET CASH INCREASE FOR PERIOD	$26,970.58	$ -18,635.31	$8,335.27

Gophr

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
ASSETS		
Current Assets		
Bank Accounts		
Account Transfer	15,650.00	15,650.00
Chase Bank Chk 2332	30,401.40	10,501.92
QuickBooks Checking Account	13.94	13.94
Stripe	2,770.45	4,034.62
Total Bank Accounts	**$48,835.79**	**$30,200.48**
Accounts Receivable		
Accounts Receivable (A/R)	-7,986.71	26,983.98
Refund	-1,787.46	-1,787.46
Total Accounts Receivable	**$ -9,774.17**	**$25,196.52**
Other Current Assets		
Employee Cash Advances	200.00	200.00
Uncategorized Asset	-2,240.00	-2,240.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$ -2,040.00**	**$ -2,040.00**
Total Current Assets	**$37,021.62**	**$53,357.00**
Fixed Assets		
Computers and Equipment	1,676.54	1,676.54
Fixed Asset Furniture	484.88	484.88
Vehicles	8,490.81	8,490.81
Total Fixed Assets	**$10,652.23**	**$10,652.23**
Other Assets		
Software	47,910.00	6,255.50
Total Other Assets	**$47,910.00**	**$6,255.50**
TOTAL ASSETS	**$95,583.85**	**$70,264.73**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	6,367.25	-35,287.25
Total Accounts Payable	**$6,367.25**	**$ -35,287.25**
Credit Cards		
Credit Card - Chase Bank W.V.	27,017.40	25,139.81

Gophr

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
Total Credit Cards	**$27,017.40**	**$25,139.81**
Other Current Liabilities		
Louisiana Department of Revenue Payable	0.00	0.00
Louisiana Use Tax Payable	-335.00	-335.00
Louisiana, Calcasieu Parish Payable	0.00	0.00
Out Of Scope Agency Payable	0.00	0.00
Stripe Loan Payable	26,700.00	33,300.00
Total Other Current Liabilities	**$26,365.00**	**$32,965.00**
Total Current Liabilities	**$59,749.65**	**$22,817.56**
Long-Term Liabilities		
PPP Loan	586,337.00	336,395.00
Total Long-Term Liabilities	**$586,337.00**	**$336,395.00**
Total Liabilities	**$646,086.65**	**$359,212.56**
Equity		
Common Stock	1,085,408.67	1,145,625.49
Integrity Holdings	245,768.89	242,768.89
Total Common Stock	**1,331,177.56**	**1,388,394.38**
Opening Balance Equity	337,315.66	337,315.66
Owner's Investment	13,700.00	14,250.00
Owner's Pay & Personal Expenses	-2,808.71	-2,829.57
Partner's Equity		150,000.00
Retained Earnings	-2,042,789.29	-2,229,887.31
Net Income	-187,098.02	53,809.01
Total Equity	**$ -550,502.80**	**$ -288,947.83**
TOTAL LIABILITIES AND EQUITY	**$95,583.85**	**$70,264.73**

Gophr

Profit and Loss

January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Income			
BWC Income		2,700.00	$2,700.00
Competition/Rewards		1,500.00	$1,500.00
Cummins Income	2,964.91	23,314.89	$26,279.80
Delivery Fee - Gophr App	168,476.72	158,403.31	$326,880.03
GrayBar Income		62.88	$62.88
Lake Charles memorial Hospital Income	1,109.17	633.74	$1,742.91
Ph Machine Works	2,633.15	3,775.19	$6,408.34
PH Machine Works LLC Income	4,742.73		$4,742.73
QuickBooks Payments Sales	-4,400.47	-6,540.79	$ -10,941.26
Sales		5,144.67	$5,144.67
Sales of Product Income	51,533.74	29,532.86	$81,066.60
Service/Fee Income	721.36		$721.36
Uncategorized Income	82.84		$82.84
Total Income	**$227,864.15**	**$218,526.75**	**$446,390.90**
Cost of Goods Sold			
Cost of Goods Sold	451.83		$451.83
Total Cost of Goods Sold	**$451.83**	**$0.00**	**$451.83**
GROSS PROFIT	**$227,412.32**	**$218,526.75**	**$445,939.07**
Expenses			
Advertising & Marketing	2,961.01	1,356.39	$4,317.40
Background Check		29.95	$29.95
Bank Charges & Fees	782.68	3,380.83	$4,163.51
Contractors	154,020.40	142,972.85	$296,993.25
Credit Card Transaction Fees Merchant App	1,224.90	1,334.25	$2,559.15
QuickBooks Payments Fees	13.45		$13.45
Total Credit Card Transaction Fees Merchant App	**1,238.35**	**1,334.25**	**$2,572.60**
Driver Supplies	244.79	260.04	$504.83
Fuel		900.05	$900.05
Mileage Reimbursement		429.66	$429.66
Total Fuel		**1,329.71**	**$1,329.71**
Insurance	4,016.52	1,969.80	$5,986.32
Interest Paid	3,005.87	814.61	$3,820.48
Legal & Professional Services	1,402.48	4,568.01	$5,970.49
Meals & Entertainment	25.17	319.74	$344.91
Membership Fee		401.00	$401.00
Office Supplies & Software	766.20	1,014.72	$1,780.92
Office/General Administrative Expenses	19.74		$19.74
Other Business Expenses	547.86		$547.86

Gophr

Profit and Loss

January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Payroll Expenses			$0.00
Payroll Fess	3,047.89	2,819.88	$5,867.77
Payroll Taxes	32,945.13	30,122.31	$63,067.44
Salaries and Wages	154,050.63	126,490.72	$280,541.35
Total Payroll Expenses	**190,043.65**	**159,432.91**	**$349,476.56**
Postage	58.00		$58.00
Previous Years Cleanup		24,655.57	$24,655.57
Professional Development	501.41		$501.41
Services	18,069.90	3,418.45	$21,488.35
Total Professional Development	**18,571.31**	**3,418.45**	**$21,989.76**
Reimbursable Expenses		1,762.47	$1,762.47
Rent & Lease	14,000.00	180.86	$14,180.86
Repairs & Maintenance	789.81	225.00	$1,014.81
Stripe Credit Card Transaction Fees	7,700.18	4,038.83	$11,739.01
Stripe Loan	-17,597.57	24,996.47	$7,398.90
Subscription	27,478.02	28,931.55	$56,409.57
Supplies & Materials	54.07	289.80	$343.87
Taxes & Licenses	134.10	2,003.63	$2,137.73
Telephone and Internet	489.35		$489.35
Travel		4,115.26	$4,115.26
Utilities	4,102.38	1,535.14	$5,637.52
Total Expenses	**$414,854.37**	**$415,337.84**	**$830,192.21**
NET OPERATING INCOME	**$ -187,442.05**	**$ -196,811.09**	**$ -384,253.14**
Other Income			
Cash Rewards	1,422.38	796.76	$2,219.14
Interest Income	0.03		$0.03
PPP Loan forgiven in 2020		249,942.00	$249,942.00
Total Other Income	**$1,422.41**	**$250,738.76**	**$252,161.17**
Other Expenses			
Other Miscellaneous Expense	1,169.61		$1,169.61
Reconciliation Discrepancies	-91.23		$ -91.23
Vehicle Repairs & Maintenance		118.66	$118.66
Total Other Expenses	**$1,078.38**	**$118.66**	**$1,197.04**
NET OTHER INCOME	**$344.03**	**$250,620.10**	**$250,964.13**
NET INCOME	**$ -187,098.02**	**$53,809.01**	**$ -133,289.01**

Statement of Stockholders Equity

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit [1]	Stockholders' Deficit [2]
	Shares	Amount				
Inception	300,000,000	$0.00	$ -	$ -	$0.00	$ -
Conversion of Note to stock	11,553,130	$834,878.00	-	-	$0.00	834,878
Shares issued for services	1,600,000	$0.00	-	-	$0.00	-
Contributed capital			$65,000.00	-	$0.00	65,000
Net income (loss)	-		-	-	-$617,461.54	-$617,461.54
31-Dec-19	13,153,130	$834,878.00	$0.00	$0.00	-$617,461.54	$ 282,416
Shares issued	742,424	$245,000.00	-	-	$0.00	$245,000.00
Contributed capital			$249,943.00			$249,943.00
Net income (loss)	-		-	-	-$731,279.89	-$731,279.89
31-Dec-20	13,895,554	$1,079,878.00	$0.00	$0.00	-$1,348,741.43	$46,079.57
Shares issued for services	-	$0.00	-	-	$0.00	$0.00
Contributed capital			$336,395.00			$336,395.00
Net income (loss)	-	-$694,068.51	-	-	$0.00	-$694,068.51
31-Dec-21	13,895,554	$385,809.49	$ 336,395	$ -	-$1,348,741.43	-$311,593.94
Shares issued	1,314,624	$291,630.00				
Shares issued for services	12,301,330	$0.00	-	-	$0.00	$0.00
Net income (loss)	-		-	-	-$187,098.02	-$187,098.02
31-Dec-22	27,511,508	$677,439.49	$ 336,395	$ -	-$1,535,839.45	-$498,691.96
Shares issued for services	15,000,000	$0.00		-	$0.00	$0.00
Stock option compensation	-	$0.00		-	$0.00	$0.00
Contributed capital			$350,000.00			
Net income (loss)	-		-	-	$53,809.01	$53,809.01
31-Dec-23	42,511,508	$677,439.49	$ 686,395	$ -	-$1,482,030.44	-$444,882.95

Gophr App Inc. Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Gophr App Inc. was formed in April 2019 in the State of Louisiana. The financial statements of Gophr App Inc. are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Charles, Louisiana.

Gophr App Inc. operates a logistics and delivery platform designed to optimize route planning and decrease delivery times. The Company integrates machine learning algorithms to predict traffic patterns and suggest efficient delivery routes, distinguishing itself in the delivery services market by reducing operational costs and improving delivery speed.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and expenses. Actual results could differ from these estimates.

Fair Value of Financial Instruments
Fair value is measured based on observable and unobservable inputs, classified within a three-level hierarchy:

- Level 1: Quoted prices for identical assets or liabilities in active markets.
- Level 2: Observable inputs other than quoted prices.
- Level 3: Unobservable inputs based on the Company's own assumptions.

Cash and Cash Equivalents
Highly liquid investments with maturities of three months or less are considered cash equivalents.

Revenue Recognition
Revenues from delivery services are recognized when services are performed, prices are fixed, and collection is assured.

Stock Based Compensation
Stock options are valued at fair value at the grant date and recognized over the vesting period. Non-employee stock-based compensation is measured based on the fair value of the equity instruments issued.

Income Taxes
The Company records deferred tax assets and liabilities based on enacted tax laws and rates. Valuation allowances are established when necessary.

NOTE 3 – DEBT

Paycheck Protection Program (PPP) Loan
The Company has a PPP loan with a remaining balance of $128,000, aimed at supporting payroll expenses during COVID-19. Terms of forgiveness are based on employee retention and use of funds for eligible expenses.

Integrity Loan
An Integrity Loan with a balance of $266,000 was taken to enhance operational capabilities. This loan is governed by standard commercial terms.

Employee Salary Reimbursement Plan
Due to capital constraints, the Company has implemented a reimbursement plan compliant with Louisiana Labor Laws, offering two options for affected employees:

1. Cash + New Annual Salary for 2 Years
2. Cash + Equity

This plan adheres to Louisiana Revised Statutes Title 23, Chapter 10, Section 631, requiring timely wage payments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in any litigation nor aware of any pending threats against its operations. Material commitments include contracts for future purchases and non-cancelable leases for equipment and facilities.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized 300,000,000 shares of common stock with a par value of $0.33. As of 12-31-2023, 42,974,743 shares have been issued.

Equity Issuances and Valuations:
The Company has undertaken multiple rounds of financing since inception, each at different valuations reflecting the growth and prospects of the business at those times.

- Seed Round 12-31-2020: Issued 13,895,554] shares at $0.33 per share, valuing the company at $100,000,000.
- Reg CF 1-2-2023: Issued 1,477,859 shares at $0.18 per share, post-money valuation was $40,500,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

$65,000 of owners contribution into the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through 12-31-2023, and there have been no events that would have a material effect on the financial statements.

I, Warren Vandever (Print Name), the Chief Executive Officer (Principal Executive Officers) of Gophr App Inc. (Company Name), hereby certify that the financial statements of Gophr App Inc. (Company Name) and notes thereto for the periods ending December 31, 2022 (first Fiscal Year End of Review) and December 31, 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, the amounts reported on our tax returns were total income of $249,473; taxable income of -$178,135 and total tax of $0.

Gophr App Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5-17-2024.

_____ (Signature)

Warren Vandever CEO

4-17-2024

CERTIFICATION

  I, Warren Vandever , Principal Executive Officer of Gophr App Inc, hereby certify that the financial statements of Gophr App Inc included in this Report are true and complete in all material respects.

Warren Vandever

CEO